Exhibit 21.1
Subsidiaries of Registrant
The following are the wholly-owned subsidiaries of Aprimo, Incorporated:

Name of Subsidiary	Jurisdiction of Incorporation
Aprimo UK Limited	United Kingdom
Then Limited	United Kingdom
DoubleClick Campaign Management Limited	United Kingdom
Aprimo (Australia) Pty Limited	Australia
Protagona Limited	Hong Kong
DoubleClick Enterprise Marketing Solutions Inc.	United States — North Carolina
Smartpath Europe Limited	United Kingdom